UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Long Form of Press Release

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9, 2018

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By:	/s/ Pierre Dulin

Name:	Pierre Dulin
Title:	General Manager

BLADEX’S ANNOUNCES PROFITS FOR THE FOURTH QUARTER AND FULL-YEAR 2017 OF $20.6 MILLION, OR $0.52 PER SHARE, AND $82.0 MILLION, OR $2.09 PER SHARE, RESPECTIVELY

PANAMA CITY, REPUBLIC OF PANAMA, February 9, 2018

Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the Region, today announced its results for the fourth quarter (“4Q17”) and full-year (“FY17”) ended December 31, 2017 (“Y/E17”).

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	2017	2016	4Q17	3Q17	4Q16
Key Income Statement Highlights
Total income	$138.3	$168.0	$34.5	$31.1	$43.2
Expenses:
Impairment loss from ECL on loans, loan commitments and financial guarantees contracts, and investment securities	$9.4	$35.1	$0.8	$0.7	$17.7
Operating expenses (1) (*)	$46.9	$45.8	$13.1	$10.0	$12.1
Profit for the period	$82.0	$87.0	$20.6	$20.5	$13.3
Profitability Ratios
Earnings per Share ("EPS") (2)	$2.09	$2.23	$0.52	$0.52	$0.34
Return on Average Equity (“ROAE”) (3)	8.0%	8.8%	7.9%	7.9%	5.3%
Return on Average Assets (“ROAA”)	1.27%	1.16%	1.31%	1.30%	0.73%
Net Interest Margin ("NIM") (4)	1.85%	2.08%	1.78%	1.76%	2.05%
Net Interest Spread ("NIS") (5)	1.48%	1.84%	1.38%	1.37%	1.79%
Efficiency Ratio (6)	34%	27%	38%	32%	28%
Assets, Capital, Liquidity & Credit Quality
Commercial Portfolio (7)	$5,999	$6,444	$5,999	$5,706	$6,444
Treasury Portfolio	$94	$108	$94	$88	$108
Total assets	$6,274	$7,181	$6,274	$6,200	$7,181
Total stockholders' equity	$1,043	$1,011	$1,043	$1,032	$1,011
Market capitalization (8)	$1,061	$1,153	$1,061	$1,159	$1,153
Tier 1 Basel III Capital Ratio (9)	21.1%	17.9%	21.1%	20.3%	17.9%
Total assets / Total stockholders' equity (times)	6.0	7.1	6.0	6.0	7.1
Liquid Assets / Total Assets (10)	9.9%	14.0%	9.9%	12.2%	14.0%
NPL to Loan Portfolio (11)	1.07%	1.09%	1.07%	1.20%	1.09%
Total allowance for ECL to Commercial Portfolio (12)	1.47%	1.73%	1.47%	2.04%	1.73%
Total allowance for ECL to NPL (times) (12)	1.5	1.7	1.5	1.8	1.7

(*) 2017 and 4Q17 operating expenses include personnel non-recurring expenses of $3.2 million, and $1.7 million, respectively.

4Q17 & FY17 Highlights

Reported results:

•	Profit for the 4Q17 and FY17 totaled $20.6 million (+1% QoQ, +54% YoY) and $82.0 million (-6% YoY), respectively.

•	4Q17 results were positively impacted on a sequential quarterly basis by increased fees (+59%) mostly from two successfully closed syndicated transactions, offset by non-recurring and seasonally higher operating expenses (+32%), while Net Interest Income (“NII”) totaling $28.1 million and Net Interest Margin “(NIM”) of 1.78% slightly increased (+1% and +2 bps, respectively) on higher average loan book, reversing the declining trend experienced in recent quarters.

•	YoY quarterly results benefited mostly from lower provision charges for expected credit losses (“ECL”) totaling $0.8 million in 4Q17 compared to $17.7 million in 4Q16, together with increased fees from letters of credit and syndication activities (+37%), which more than compensated lower NII (-25%) on lower average loan portfolio and margins.

•	2017 annual results were 6% lower, impacted by lower average loan volumes and margins, as the Bank de-risked and diversified its portfolio mix, and shortened its average loan tenors. This decline was partly compensated by a 45% increase in Net Other income on seven closed syndication transactions, increased letters of credit activity, the absence of non-core trading losses, and a decline of $25.7 million in provision charges for ECL.

•	Total Operating expenses were up 2% for the year. Recurring operating expenses were actually down 4% YoY, as personnel changes non-recurring expenses resulted in $3.2 million in charges for 2017.

Key performance metrics:

•	2017 Return on Average Equity (“ROAE”) stood at 8.0%, compared to 8.8% a year ago, as the result of lower profits for 2017 and strong levels of capitalization. Annualized ROAE was 7.9% in 4Q17, unchanged from the 3Q17 and up from 5.3% in 4Q16, on YoY higher profits.

•	The Efficiency Ratio reached 38% in 4Q17 (+6 pt. QoQ, +10 pts. YoY), and 34% for FY17 (+7 pts. YoY), mainly due to non-recurring operating expenses which surpassed total income improvement QoQ, and lower total income generation YoY both on a quarterly and annual basis.

•	The Tier 1 Basel III Capital Ratio increased to 21.1% at Y/E17, compared to 20.3% in 3Q17 and 17.9% at Y/E16, reflecting higher levels of capitalization with risk-weighted assets flat QoQ and down 13% YoY.

Commercial Portfolio & Quality:

•	Commercial Portfolio resumed growth in 4Q17 with EoP balances reaching $6.0 billion at Y/E17 (+5% QoQ, -7% YoY), and 4Q17 average balances totaling $5.8 billion (+3% QoQ, -12% YoY) as credit demand recovered lately across the Region with higher volume of origination, while still down YoY on the Bank’s focus of de-risking throughout 2017. FY17 average balances reached $5.9 billion (-14% YoY).

•	Credit quality improved to 1.07% of Loan Portfolio balances at Y/E17, vs. 1.20% in 3Q17 and 1.09% at Y/E16, as non-performing loans (“NPL”) decreased to $58.8 million at Y/E17, as the net result of write-offs against existing individually allocated reserves, a NPL collection and a credit exposure migration to NPL from underperforming.

CEO’s Comments

Mr. Rubens V. Amaral Jr., Bladex’s Chief Executive Officer, stated the following regarding the Bank’s 4Q17 and FY17 results: “2017 proved yet another challenging year for Bladex. Nevertheless, the fourth quarter has confirmed the positive trends of our business as alluded to in the third quarter’s earnings release. We increased the end-of-period portfolio balances reversing a stretch of declining activity in previous quarters. Fee income increased in 2017, and we delivered a ROE of 8.0% for the year. The projections for 2018 for economic growth in Latin America have been revised up by the World Bank and the IMF which bodes well for our business this year.

Our credit quality remains resilient, with NPL levels reduced to 1.07% of total loans at the end of the year, as the Bank continued to finalize agreements on a limited number of exposures that have been closely monitored and had undergone restructuring negotiations for several quarters. During the fourth quarter, the Bank successfully collected a remaining deteriorated exposure in Panama, and wrote off certain non-performing exposures against existing specific provisions.

On the other hand, we have adjusted the size of the Bank to reflect the reality of our business, and our determination to improve productivity and efficiency across the organization. This organizational restructuring produced a non-recurring impact on our operating expenses in the fourth quarter related to severance costs. We are confident that with a leaner organization and more efficient processes we have positioned the Bank to achieve our target of excellence throughout the organization, setting the basis to return to higher levels of profitability.

Our Board of Directors approved to maintain a dividend of US$ 0.385 for the fourth quarter confirming their favorable view of our financial strength and our ability to resume portfolio growth with sustainable double-digit ROEs moving forward. The Bank has a cleaner and stronger balance sheet and has left behind a negative credit cycle which impacted our financial performance in the last two years, and it is ready to resume growth on a sustainable basis.” Mr. Amaral concluded.

RESULTS BY BUSINESS SEGMENT

The Bank’s activities are managed and executed in two business segments, Commercial and Treasury. The business segment results are determined based on the Bank’s managerial accounting process as defined by IFRS 8 – Operating Segments, which assigns consolidated statement of financial positions, revenue and expense items to each business segment on a systemic basis.

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COMMERCIAL BUSINESS SEGMENT

The Commercial Business Segment encompasses the Bank’s core business of financial intermediation and fee generation activities developed to cater to corporations, financial institutions and investors in Latin America. These activities include the origination of bilateral and syndicated credits, short-term and medium-term loans, customers’ liabilities under acceptances, loan commitments and financial guarantee contracts. Profits from the Commercial Business Segment include (i) net interest income from loans; (ii) Fees and Other Income from the issuance, confirmation and negotiation of letters of credit, guarantees and loan commitments, and through loan structuring and syndication activities; and (iii) gain on the sale of loans generated through loan intermediation activities, such as sales in the secondary market and distribution in the primary market; (iv) impairment loss (recovery) from ECL on loans, loan commitments and financial guarantee contracts; and (v) direct and allocated operating expenses.

The Commercial Portfolio resumed growth in the 4Q17 as EoP and average portfolio balances reached $6.0 billion and $5.8 billion, respectively, resulting in QoQ increases of 5% and 3%, respectively, as credit demand recovered lately across the Region with higher volume of origination, while still down 7% and 12% compared to a year ago, on the Bank’s focus of de-risking throughout 2017. On an annual basis, FY17 average Commercial Portfolio balances were $5.9 billion, a 14% YoY decrease compared to $6.8 billion a year ago. As of December 31, 2017, 81% of the Commercial Portfolio was scheduled to mature within a year, the same level from a quarter ago and up from 77% a year ago, while trade finance transactions represented 60% of the Commercial Portfolio at Y/E17, down from 66% a quarter and year ago, but still focused on trade-related operations.

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The following graphs illustrate the geographic distribution of the Bank’s Commercial Portfolio, highlighting the portfolio´s diversification by country of risk, and across industry segments:

Refer to Exhibit X for additional information relating to the Bank’s Commercial Portfolio distribution by country, and Exhibit XII for the Bank’s distribution of credit disbursements by country.

(US$ million)	2017	2016	YoY (%)	4Q17	3Q17	4Q16	QoQ (%)	YoY (%)
Commercial Business Segment:
Net interest income	$120.6	$140.4	-14%	$28.9	$28.3	$35.0	2%	-17%
Net other income (13)	18.9	16.3	16%	6.5	3.7	4.7	75%	39%
Total income	139.5	156.7	-11%	35.4	32.1	39.7	11%	-11%
Impairment loss from ECL on loans and loan commitments and financial guarantees contracts	(9.9)	(35.1)	72%	(0.9)	(0.6)	(18.0)	-55%	95%
Operating expenses	(35.9)	(34.6)	-4%	(9.7)	(7.7)	(9.2)	-26%	-6%
Profit for the period	$93.7	$87.0	8%	$24.9	$23.8	$12.5	5%	98%

4Q17 and FY17 Commercial Business Segment’s results were mainly impacted by:

i.	YoY lower net interest income and margins as the Bank shortened its tenors, and experienced margin pressures from high USD liquidity in key markets, partly compensated by the increase in LIBOR-based market rates;
ii.	Higher net other income mostly from improved activity in the letters of credit business in the 4Q17 and FY17, and increased commissions from the syndication business, which successfully closed two more structured transactions in 4Q17, for a total of seven transactions for FY17;
iii.	YoY decreased provisions for ECL mostly reflecting finalized restructurings and lower requirements from reduced portfolio levels; and
iv.	Higher allocated operating expenses, mainly due to personnel changes non-recurring expenses incurred in 4Q17 and during 2017.

4

TREASURY BUSINESS SEGMENT

The Treasury Business Segment is responsible for the Bank’s funding and liquidity management, along with the management of its activities in investment securities, and the Bank’s interest rate, liquidity, price and currency positions. Interest-earning assets managed by the Treasury Business Segment include liquidity positions (cash and cash equivalents), and financial instruments related to the investment management activities, consisting of financial instruments at fair value through OCI and securities held-to-maturity (“Investment Securities Portfolio”). The Treasury Business Segment also manages the Bank’s interest-bearing liabilities, which constitute its funding sources, mainly deposits, short- and long-term borrowings and debt.

Profit from the Treasury Business Segment includes net interest income derived from the above mentioned treasury assets and liabilities, and related net other income (net results from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at fair value through profit or loss, gain (loss) per financial instruments at fair value through OCI, and other income), impairment loss from ECL on investment securities, and direct and allocated operating expenses.

As of December 31, 2017, the Treasury Business Segment totaled $0.8 billion, down 15% from a quarter ago and 36% from a year ago, mainly on lower cash and cash equivalent balances, as the Bank reverts to its historical adequate levels of prudent liquidity management. The Bank establishes and monitors requirements for internal liquidity management through limits and policies based on the Basel III Liquidity Coverage Ratio (“LCR”). Liquidity balances amounted to $0.6 billion as of December 31, 2017, of which 98% of the Bank’s liquid assets were held in deposits with the Federal Reserve Bank of New York, compared to $0.8 billion, or 99% of liquid assets, at the end of 3Q17, and compared to $1.0 billion, or 59% of liquid assets, at the end of 4Q16. As of these quarter-end dates, the liquid assets to total assets ratio was 9.9%, 12.2%, and 14.0%, respectively, while the liquid assets to total deposits ratio was 21.1%, 25.2%, and 36.0%, respectively.

The Investment Securities Portfolio balances of $94 million at the end of the 4Q17 accounted for 1% of total assets at the end of 4Q17, compared to $88 million, or the same level of total assets, a quarter ago, and compared to $108 million, or 2% of total assets, a year ago, as the Bank aims to reduce market risk. The Investment Securities Portfolio mostly consisted of readily-quoted Latin American securities, 79% of which represented sovereign or state-owned risk (refer to Exhibit XI for a per-country risk distribution of the Investment Securities Portfolio).

Deposit balances amounted to $2.9 billion at the end of 4Q17, down 2% QoQ and up 4% YoY, representing 57% of total funding sources, compared to 59% and 46%, at the end of 3Q17 and 4Q16, respectively. Deposits placed by central banks or designees (i.e.: Class A shareholders of the Bank) represented 67% of total deposits as of December 31, 2017. At that same date, short-term borrowings and debt increased 46% QoQ while long-term borrowings and debt decreased 16% QoQ, (-27% and -36% YoY, respectively), to reach each one $1.1 billion at the end of the 4Q17, increasing the short-term composition of the overall funding sources, aligned with the lending book moving towards shorter tenors. The 4Q17 and FY17 weighted average funding cost was 2.10% (up 4 bps QoQ and 60 bps YoY) and 1.95% (up 56 bps YoY), respectively, mainly reflecting the increase in LIBOR-based market rates, partly compensated by decreasing funding spreads.

5

(US$ million)	2017	2016	YoY (%)	4Q17	3Q17	4Q16	QoQ (%)	YoY (%)
Treasury Business Segment:
Net interest income	$(0.8)	$14.8	-105%	$(0.8)	$(0.4)	$2.7	-82%	-129%
Net other loss (13)	(0.4)	(3.6)	88%	(0.2)	(0.6)	0.8	73%	-118%
Total income (loss)	(1.2)	11.3	-111%	(0.9)	(1.0)	3.5	5%	-127%
Recovery (Impairment) loss from ECL on investment securities	0.5	(0.0)	n.,m.	0.1	(0.1)	0.3	232%	-64%
Operating expenses	(11.0)	(11.2)	2%	(3.4)	(2.2)	(3.0)	-53%	-16%
(Loss) Profit for the period	$(11.7)	$0.0	n.m.	$(4.3)	$(3.3)	$0.8	-29%	n.m.

"n.m." means not meaningful.

4Q17 and FY17 Treasury Business Segment’s results were mainly impacted by:

i.	An increase in funding rates on higher LIBOR-based market rates (also impacting interest-earning assets lending rates), partly compensated with lower funding spreads; and
ii.	A relatively stable funding mix source YoY (i.e. medium- and long-term borrowings and debt) despite higher short-term trade finance lending book, limited gap income.

NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	2017	2016	YoY (%)	4Q17	3Q17	4Q16	QoQ (%)	YoY (%)
Net Interest Income ("NII") by Business Segment
Commercial Business Segment	$120.6	$140.4	-14%	$28.9	$28.3	$35.0	2%	-17%
Treasury Business Segment	(0.8)	14.8	-105%	(0.8)	(0.4)	2.7	-82%	-129%
Combined Business Segment NII	$119.8	$155.2	-23%	$28.1	$27.9	$37.7	1%	-25%
Net Interest Margin	1.85%	2.08%	-11%	1.78%	1.76%	2.05%	1%	-13%

4Q17 and FY17 Net Interest Income and margins were mainly impacted by:

i.	Higher NIM in 4Q17 (+2 bps QoQ) with increased average lending balances (+1% QoQ);
ii.	YoY reductions on average loan portfolio balances as a result of the Bank’s efforts to de-risk and diversify its portfolio towards short-term trade finance exposures;
iii.	Tighter net lending spreads in 2017 as the Bank shifted towards shorter tenor lending and experienced margin pressures from high USD liquidity in key markets, partly compensated by the effects of increased lending LIBOR-based rates; and
iv.	YoY increased funding rates on higher LIBOR-based market rates, partly compensated with lower funding spreads.

FEES AND OTHER INCOME

Fees and Other Income includes the fee income associated with letters of credit and other contingent credits, such as guarantees and credit commitments, as well as fee income derived from loan structuring and syndication activities, together with loan intermediation and distribution activities in the primary and secondary markets.

6

(US$ million)	2017	2016	YoY (%)	4Q17	3Q17	4Q16	QoQ (%)	YoY (%)
Fees and Commissions *	$17.5	$14.3	22%	$5.7	$3.6	$4.1	59%	37%
Letters of credit and other contingent credits	10.9	8.5	28%	2.9	2.3	2.8	29%	4%
Loan structuring and distribution fees	6.6	5.8	14%	2.7	1.3	1.3	111%	109%
Gain on sale of loans	0.2	0.8	-78%	0.1	0.0	0.3	353%	-78%
Other income, net	1.7	1.4	25%	0.9	0.2	0.3	354%	184%
Fees and Other Income	$19.4	$16.5	18%	$6.6	$3.8	$4.8	76%	40%

* Net of commission expenses

4Q17 and FY17 Fees and Other Income were mainly impacted by:

i.	Increased commissions from the syndication business, which successfully closed two more structured transactions in 4Q17, for a total of seven transactions for FY17; and
ii.	Higher fees from improved activity in the letters of credit business in the 4Q17 and FY17.

PORTFOLIO QUALITY AND ALLOWANCE FOR ECL ON LOANS, LOAN COMMITMENTS AND FINANCIAL GUARANTEE CONTRACTS

(US$ million, except percentages)	31-Dec-17	30-Sep-17	30-Jun-17	31-Mar-17	31-Dec-16
Allowance for ECL on loans
Balance at beginning of the period	$111.7	$115.6	$109.9	$106.0	$106.3
Provisions	(1.1)	0.4	5.7	4.0	17.6
Write-offs, net of recoveries	(29.3)	(4.2)	0.0	0.0	(17.9)
End of period balance	$81.3	$111.7	$115.6	$109.9	$106.0

Allowance for ECL on loan commitments and financial guarantee contracts:
Balance at beginning of the period	$4.8	$4.6	$5.9	$5.8	$5.4
Provisions (Reversals)	2.0	0.2	(1.3)	0.2	0.4
End of period balance	$6.8	$4.8	$4.6	$5.9	$5.8

Total allowance for ECL (allowance for ECL on loans plus allowance for ECL on loan commitments and financial guarantee contracts)	$88.1	$116.6	$120.2	$115.9	$111.8

Total allowance for ECL to Commercial Portfolio	1.47%	2.04%	2.06%	1.89%	1.73%
NPL to gross loan portfolio	1.07%	1.20%	1.12%	1.14%	1.09%
Total allowance for ECL to NPL (times)	1.5	1.8	1.9	1.8	1.7

The total allowance for ECL amounted to $88.1 million at December 31, 2017, representing 1.47% of the total Commercial Portfolio, compared to $116.6 million and 2.04%, respectively, as of September 30, 2017, and compared to $111.8 million and 1.73%, respectively, as of December 31, 2016. The QoQ and YoY decreases of $28.5 million and $23.7 million, respectively, were mostly attributable to write-offs against existing individually allocated reserves following finalized restructuring processes.

At the end of 4Q17, NPL balances decreased to $58.8 million, representing 1.07% of Loan Portfolio balances, compared to $64.1 million, or 1.20% of Loan Portfolio in 3Q17, and $65.4 million, or 1.09% of Loan Portfolio in 4Q16, as the net result of write-offs against existing individually allocated reserves, a NPL collection and a credit exposure migration to NPL from underperforming. The ratio of the total allowance for ECL to NPLs stood at 1.5 times as of the end of December 31, 2017, compared to 1.8 times from the previous quarter, and 1.7 times a year ago.

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OPERATING EXPENSES

Operating expenses reflect the following line items of the consolidated statements of profit or loss:

(US$ million, except percentages)	2017	2016	YoY (%)	4Q17	3Q17	4Q16	QoQ (%)	YoY (%)
Salaries and other employee expenses	$27.7	$25.2	10%	$7.3	$5.8	$6.2	26%	19%
Depreciation of equipment and leasehold improvements	1.6	1.5	8%	0.4	0.4	0.4	6%	1%
Amortization of intangible assets	0.8	0.6	33%	0.3	0.2	0.2	64%	31%
Other expenses	16.8	18.5	-9%	5.1	3.6	5.3	43%	-5%
Total Operating Expenses	$46.9	$45.8	2%	$13.1	$10.0	$12.1	32%	8%

Efficiency Ratio	34%	27%	24%	38%	32%	28%	19%	35%

4Q17 and FY17 Operating Expenses were mainly impacted by:

i.	Higher salaries and other employee expenses due to personnel changes non-recurring expenses incurred in 4Q17; and
ii.	YoY reduction in other operating expenses mostly from lower administrative, maintenance and professional services expenses, as a result of the Bank’s focus on cost reduction and high productivity throughout the organization.

The Bank’s Efficiency Ratios reached 38% in 4Q17 (+6 pt. QoQ, +10 pts. YoY), and 34% for FY17 (+7 pts. YoY), mainly due to non-recurring operating expenses which surpassed total income improvement QoQ, and lower total income generation YoY both on a quarterly and annual basis.

CAPITAL RATIOS AND CAPITAL MANAGEMENT

The following table shows capital amounts and ratios as of the dates indicated:

(US$ million, except percentages and shares outstanding)	31-Dec-17	30-Sep-17	31-Dec-16	QoQ (%)	YoY (%)
Tier 1 Capital (9)	$1,043	$1,032	$1,012	1%	3%
Risk-Weighted Assets Basel III (9)	$4,931	$5,082	$5,662	-3%	-13%
Tier 1 Basel III Capital Ratio (9)	21.1%	20.3%	17.9%	4%	18%
Total stockholders’ equity	$1,043	$1,032	$1,011	1%	3%
Total stockholders’ equity to total assets	16.6%	16.6%	14.1%	0%	18%
Accumulated other comprehensive income (loss) ("OCI")	$0	$(2)	$(3)	124%	115%
Total assets / Total stockholders' equity (times)	6.0	6.0	7.1	0%	-15%
Shares outstanding (in thousand)	39,429	39,365	39,160	0%	1%

The Bank’s equity consists entirely of issued and fully paid ordinary common stock, with 39.4 million common shares outstanding as of December 31, 2017. At the same date, the Bank’s ratio of total assets to stockholders’ equity was 6.0x and its Tier 1 Basel III Capital Ratio increased to 21.1%, reflecting higher levels of capitalization with risk-weighted assets flat QoQ and down 13% YoY.

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RECENT EVENTS

▪	Quarterly dividend payment: At a meeting held January 16, 2018, the Bank’s Board of Directors approved a quarterly common dividend of $0.385 per share corresponding to the fourth quarter 2017. The dividend will be paid on February 21, 2018, to stockholders registered as of February 2, 2018.

Notes:

-	Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.

-	QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:

1)	Total operating expenses includes the following expenses line items of the consolidated statements of profit or loss: salaries and other employee expenses, depreciation of equipment and leasehold improvements, amortization of intangible assets, and other expenses.

2)	Earnings per Share (“EPS”) calculation is based on the average number of shares outstanding during each period.

3)	ROAE refers to return on average stockholders’ equity which is calculated on the basis of unaudited daily average balances.

4)	NIM refers to net interest margin which constitutes to net interest income divided by the average balance of interest-earning assets.

5)	NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.

6)	Efficiency Ratio refers to consolidated operating expenses as a percentage of total income.

7)	The Bank’s “Commercial Portfolio” includes gross loans (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances.

8)	Market capitalization corresponds to total outstanding common shares multiplied by market close price at the end of each corresponding period.

9)	Tier 1 Capital is calculated according to Basel III capital adequacy guidelines, and is equivalent to stockholders’ equity excluding certain effects such as the OCI effect of the financial instruments at fair value through OCI. Tier 1 Capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines.

10)	Liquid assets refer to total cash and cash equivalents, consisting of cash and due from banks, and interest-bearing deposits in banks, excluding pledged deposits and margin calls. Liquidity ratio refers to liquid assets as a percentage of total assets.

11)	Loan Portfolio refers to loans, gross of the allowance for expected credit losses and unearned interest and deferred fess.

12)	Total allowance for ECL refers to allowance for expected credit losses on loans plus allowance for expected credit losses on loan commitments and financial guarantee contracts.

13)	Net other income (loss) by Business Segment consists of the following items:

-	Commercial Business Segment: net fees and commissions, gain on sale of loans, and net related other income.

-	Treasury Business Segment: net other income from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at fair value through profit or loss, gain (loss) per financial instruments at fair value through OCI, and net related other income.

9

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating profit and return on equity in future periods, including income derived from the Treasury Business Segment, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

ABOUT BLADEX

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, initiated operations in 1979 to promote foreign trade finance and economic integration in the Region. The Bank, headquartered in Panama, operates throughout the Region with offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations. Through December 31, 2017, Bladex had disbursed accumulated credits of approximately $258 billion.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, institutional and retail investors through its public listing.

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s quarterly results on Friday, February 9, 2018 at 11:00 a.m. New York City time (Eastern Time). For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224. Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation is available for viewing and downloads on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140, and follow the instructions. The replay passcode is: 97587848.

For more information, please access http://www.bladex.com or contact:

Mrs. Ana Graciela de Méndez

Chief Financial Officer

Tel: +507 210-8563

E-mail address: amendez@bladex.com

Mrs. Irma Garrido Arango

SVP, Corporate Development and Investor Relations

Tel: +507 210-8559

E-mail address: igarrido@bladex.com

Bladex

Business Park Torre V, Piso 5

Avenida La Rotonda, Urbanización Costa del Este

Panama City, Panama

10

EXHIBIT I

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	December 31, 2017	September 30, 2017	December 31, 2016	CHANGE	%	CHANGE	%
	(In US$ thousand)

ASSETS:
Cash and cash equivalents	$672,048	$799,435	$1,069,538	$(127,387)	(16)%	$(397,490)	(37)%
Financial Instruments:
At fair value through OCI	25,135	16,796	30,607	8,339	50	(5,472)	(18)
Securities held-to-maturity, net	68,934	70,697	77,214	(1,763)	(2)	(8,280)	(11)
Loans	5,505,658	5,343,191	6,020,731	162,467	3	(515,073)	(9)
Less:
Allowance for expected credit losses	81,294	111,728	105,988	(30,434)	(27)	(24,694)	(23)
Unearned interest and deferred fees	4,985	5,838	7,249	(853)	(15)	(2,264)	(31)
Loans, net	5,419,379	5,225,625	5,907,494	193,754	4	(488,115)	(8)

Derivative financial instruments used for hedging – receivable	13,338	11,034	9,352	2,304	21	3,986	43

Property and equipment, net	7,420	7,849	8,549	(429)	(5)	(1,129)	(13)
Intangibles, net	5,425	2,368	2,909	3,057	129	2,516	86

Other assets:
Customers' liabilities under acceptances	6,369	4,902	19,387	1,467	30	(13,018)	(67)
Accrued interest receivable	30,872	32,869	44,187	(1,997)	(6)	(13,315)	(30)
Other assets	24,834	28,545	11,546	(3,711)	(13)	13,288	115
Total of other assets	62,075	66,316	75,120	(4,241)	(6)	(13,045)	(17)

TOTAL ASSETS	$6,273,754	$6,200,120	$7,180,783	$73,634	1%	$(907,029)	(13)%

LIABILITIES AND STOCKHOLDERS' EQUITY:
Deposits:
Demand	$82,064	$205,133	$127,014	$(123,069)	(60)%	$(44,950)	(35)%
Time	2,846,780	2,797,876	2,675,838	48,904	2	170,942	6
Total deposits	2,928,844	3,003,009	2,802,852	(74,165)	(2)	125,992	4

Derivative financial instruments used for hedging – payable	34,943	25,617	59,686	9,326	36	(24,743)	(41)

Financial liabilities at fair value through profit or loss	0	0	24	0	n.m. (*)	(24)	(100)
Short-term borrowings and debt	1,072,723	737,129	1,470,075	335,594	46	(397,352)	(27)
Long-term borrowings and debt, net	1,138,844	1,357,796	1,776,738	(218,952)	(16)	(637,894)	(36)

Other liabilities:
Acceptances outstanding	6,369	4,902	19,387	1,467	30	(13,018)	(67)
Accrued interest payable	15,816	18,191	16,603	(2,375)	(13)	(787)	(5)
Allowance for expected credit losses on loan commitments and financial guarantee contracts	6,845	4,830	5,776	2,015	42	1,069	19
Other liabilities	26,558	16,907	18,328	9,651	57	8,230	45
Total other liabilities	55,588	44,830	60,094	10,758	24	(4,506)	(7)

TOTAL LIABILITIES	$5,230,942	$5,168,381	$6,169,469	$62,561	1%	$(938,527)	(15)%

STOCKHOLDERS' EQUITY:
Common stock	279,980	279,980	279,980	0	0%	0	0%
Treasury stock	(63,248)	(64,667)	(69,176)	1,419	(2)	5,928	(9)
Additional paid-in capital in excess of assigned value of common stock	119,941	119,436	120,594	505	0	(653)	(1)
Capital reserves	95,210	95,210	95,210	0	0	0	0
Retained earnings	610,516	603,523	587,507	6,993	1	23,009	4
Accumulated other comprehensive loss	413	(1,743)	(2,801)	2,156	(124)	3,214	(115)

TOTAL STOCKHOLDERS' EQUITY	$1,042,812	$1,031,739	$1,011,314	$11,073	1%	$31,498	3%

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$6,273,754	$6,200,120	$7,180,783	$73,634	1%	$(907,029)	(13)%

(*)	"n.m." means not meaningful.

11

EXHIBIT II

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	December 31, 2017	September 30, 2017	December 31, 2016	CHANGE	%	CHANGE	%

NET INTEREST INCOME:
Interest income	$55,799	$55,050	$61,450	$749	1%	$(5,651)	(9)%
Interest expense	(27,658)	(27,153)	(23,765)	(505)	2	(3,893)	16

NET INTEREST INCOME	28,141	27,897	37,685	244	1	(9,544)	(25)

OTHER INCOME:
Fees and commissions, net	5,666	3,566	4,128	2,100	59	1,538	37
Derivative financial instruments and foreign currency exchange	(425)	(616)	(351)	191	(31)	(74)	21
(Loss) Gain per financial instrument at fair value through profit or loss	(26)	3	1,208	(29)	(967)	(1,234)	(102)
Gain (Loss) per financial instrument at fair value through OCI	170	0	(110)	170	n.m. (*)	280	(255)
Gain on sale of loans	68	15	316	53	353	(248)	(78)
Other income	913	201	321	712	354	592	184
NET OTHER INCOME	6,366	3,169	5,512	3,197	101	854	15

TOTAL INCOME	34,507	31,066	43,197	3,441	11	(8,690)	(20)

EXPENSES:
(Recovery) Impairment loss from expected credit losses on loans	(1,122)	362	17,574	(1,484)	(410)	(18,696)	(106)
(Recovery) Impairment loss from expected credit losses on investment securities	(99)	75	(273)	(174)	(232)	174	(64)
Impairment loss from expected credit losses on loan commitments and financial guarantee contracts	2,015	215	410	1,800	837	1,605	391
OPERATING EXPENSES:
Salaries and other employee expenses	7,347	5,842	6,188	1,505	26	1,159	19
Depreciation of equipment and leasehold improvements	407	384	404	23	6	3	1
Amortization of intangible assets	285	174	218	111	64	67	31
Other expenses	5,075	3,553	5,332	1,522	43	(257)	(5)
TOTAL OPERATING EXPENSES	13,114	9,953	12,142	3,161	32	972	8
TOTAL EXPENSES	13,908	10,605	29,853	3,303	31	(15,945)	(53)

PROFIT FOR THE PERIOD	$20,599	$20,461	$13,344	$138	1%	$7,255	54%

PER COMMON SHARE DATA:
Basic earnings per share	0.52	0.52	0.34
Diluted earnings per share	0.52	0.52	0.34

Weighted average basic shares	39,375	39,362	39,160
Weighted average diluted shares	39,408	39,413	39,310

PERFORMANCE RATIOS:
Return on average assets	1.31%	1.30%	0.73%
Return on average stockholders' equity	7.9%	7.9%	5.3%
Net interest margin	1.78%	1.76%	2.05%
Net interest spread	1.38%	1.37%	1.79%
Efficiency Ratio	38.0%	32.0%	28.1%
Operating expenses to total average assets	0.83%	0.63%	0.66%

(*)	"n.m." means not meaningful.

12

EXHIBIT III

SUMMARY OF CONSOLIDATED FINANCIAL DATA

(Consolidated Statements of Profit or Loss, Financial Position, and Selected Financial Ratios)

	FOR THE YEAR ENDED
	December 31, 2017	December 31, 2016
	(In US$ thousand, except per share amounts & ratios)

PROFIT OR LOSS DATA:
Net interest income	$119,815	$155,209
Fees and commissions, net	17,514	14,306
Derivative financial instruments and foreign currency exchange	(437)	(486)
(Loss) Gain per financial instrument at fair value through profit or loss	(732)	(2,883)
Gain (Loss) per financial instrument at fair value through OCI	249	(356)
Gain on sale of loans	181	806
Other income	1,723	1,378
Impairment loss from expected credit losses on loans and loan commitments and financial guarantee contracts	(9,928)	(35,112)
Recovery (Impairment) loss from expected credit losses on investment securities	489	(3)
Operating expenses	(46,875)	(45,814)
PROFIT FOR THE PERIOD	$81,999	$87,045

FINANCIAL POSITION DATA:
Financial instruments at fair value through OCI	25,135	30,607
Securities held-to-maturity, net	68,934	77,214
Loans	5,505,658	6,020,731
Total assets	6,273,754	7,180,783
Deposits	2,928,844	2,802,852
Short-term borrowings and debt	1,072,723	1,470,075
Long-term borrowings and debt, net	1,138,844	1,776,738
Total liabilities	5,230,942	6,169,469
Stockholders' equity	1,042,812	1,011,314

PER COMMON SHARE DATA:
Basic earnings per share	2.09	2.23
Diluted earnings per share	2.08	2.22
Book value (period average)	26.00	25.42
Book value (period end)	26.45	25.83

(In thousand):
Weighted average basic shares	39,311	39,085
Weighted average diluted shares	39,329	39,210
Basic shares period end	39,429	39,160

SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets	1.27%	1.16%
Return on average stockholders' equity	8.0%	8.8%
Net interest margin	1.85%	2.08%
Net interest spread	1.48%	1.84%
Efficiency Ratio	33.9%	27.3%
Operating expenses to total average assets	0.72%	0.61%

ASSET QUALITY RATIOS:
Non-performing loans to gross loan portfolio	1.07%	1.09%
Write-offs to gross loan portfolio	0.61%	0.31%
Allowance for expected credit losses on loans to gross loan portfolio	1.48%	1.76%
Allowance for expected credit losses on loan commitments and financial guarantee contracts to total loan commitments, financial guarantee contracts and other assets portfolio	1.39%	1.37%
Total allowance for expected credit losses on loans, loan commitments and financial guarantee contracts to non-performing loans	150%	171%

CAPITAL RATIOS:
Stockholders' equity to total assets	16.6%	14.1%
Tier 1 Basel III Capital Ratio	21.1%	17.9%

13

EXHIBIT IV

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

	FOR THE YEAR ENDED
	(A)	(B)	(A) - (B)
	December 31, 2017	December 31, 2016	CHANGE	%
	(In US$ thousand)
NET INTEREST INCOME:
Interest income	$226,079	$245,898	$(19,819)	(8)%
Interest expense	(106,264)	(90,689)	(15,575)	17

NET INTEREST INCOME	119,815	155,209	(35,394)	(23)

OTHER INCOME:
Fees and commissions, net	17,514	14,306	3,208	22
Derivative financial instruments and foreign currency exchange	(437)	(486)	49	(10)
(Loss) Gain per financial instrument at fair value through profit or loss	(732)	(2,883)	2,151	(75)
Gain (Loss) per financial instrument at fair value through OCI	249	(356)	605	(170)
Gain on sale of loans	181	806	(625)	(78)
Other income	1,723	1,378	345	25
NET OTHER INCOME	18,498	12,765	5,733	45

TOTAL INCOME	138,313	167,974	(29,661)	(18)

EXPENSES:
Impairment loss from expected credit losses on loans	8,859	34,760	(25,901)	(75)
(Recovery) Impairment loss from expected credit losses on investment securities	(489)	3	(492)	n.m. (*)
Impairment loss from expected credit losses on loan commitments and financial guarantee contracts	1,069	352	717	204
OPERATING EXPENSES:
Salaries and other employee expenses	27,653	25,196	2,457	10
Depreciation of equipment and leasehold improvements	1,578	1,457	121	8
Amortization of intangible assets	838	629	209	33
Other expenses	16,806	18,532	(1,726)	(9)
TOTAL OPERATING EXPENSES	46,875	45,814	1,061	2
TOTAL EXPENSES	56,314	80,929	(24,615)	(30)

PROFIT FOR THE PERIOD	$81,999	$87,045	$(5,046)	(6)%

(*)	"n.m." means not meaningful.

14

EXHIBIT V

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED
	December 31, 2017			September 30, 2017			December 31, 2016
	AVERAGE		AVG.	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ thousand)

INTEREST EARNING ASSETS
Cash and cash equivalents	$730,965	$2,444	1.31%	$798,466	$2,995	1.47%	$868,855	$1,266	0.57%
Financial Instruments at fair value through profit or loss	0	0	0.00	1	0	0.00	1	0	0.00
Financial Instruments at fair value through OCI	16,771	125	2.91	16,823	124	2.89	47,294	298	2.47
Securities held-to-maturity (1)	69,446	499	2.81	66,623	474	2.78	79,279	520	2.57
Loans, net of unearned interest	5,454,016	52,732	3.78	5,389,948	51,457	3.74	6,314,717	59,366	3.68

TOTAL INTEREST EARNING ASSETS	$6,271,198	$55,799	3.48%	$6,271,861	$55,050	3.43%	$7,310,146	$61,450	3.29%

Allowance for expected credit losses on loans	(107,679)			(115,631)			(99,405)
Non interest earning assets	94,884			86,060			94,316

TOTAL ASSETS	$6,258,402			$6,242,290			$7,305,056

INTEREST BEARING LIABILITIES
Deposits	$3,210,409	$12,537	1.53%	$3,301,112	$12,510	1.48%	$3,067,574	$5,160	0.66%
Trading liabilities	3	0	0.00	6	0	0.00	(117)	0	0.00
Securities sold under repurchase agreement and short-term borrowings and debt	717,956	3,704	2.02	446,652	2,209	1.94	1,325,850	4,298	1.27
Long-term borrowings and debt, net (2)	1,214,190	11,418	3.68	1,398,233	12,434	3.48	1,805,004	14,306	3.10

TOTAL INTEREST BEARING LIABILITIES	$5,142,557	$27,659	2.10%	$5,146,003	$27,153	2.06%	$6,198,311	$23,765	1.50%

Non interest bearing liabilities and other liabilities	$83,694			$72,152			$97,157

TOTAL LIABILITIES	5,226,251			5,218,155			6,295,468

STOCKHOLDERS' EQUITY	1,032,151			1,024,134			1,009,589

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$6,258,402			$6,242,290			$7,305,056

NET INTEREST SPREAD			1.38%			1.37%			1.79%

NET INTEREST INCOME AND NET INTEREST MARGIN		$28,140	1.78%		$27,897	1.76%		$37,685	2.05%

(1)	Gross of the allowance for expected credit losses relating to securities held-to-maturity.
(2)	Net of prepaid commissions.

Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

15

EXHIBIT VI

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE YEAR ENDED
	December 31, 2017			December 31, 2016
	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ thousand)

INTEREST EARNING ASSETS
Cash and cash equivalents	$908,661	$10,261	1.11%	$844,801	$4,472	0.52%
Financial Instruments at fair value through profit or loss	0	0	0.00	16,081	0	0.00
Financial Instruments at fair value through OCI	19,175	545	2.80	97,602	2,254	2.27
Securities held-to-maturity (1)	67,678	1,947	2.84	99,542	2,780	2.75
Loans, net of unearned interest	5,498,246	213,326	3.83	6,421,069	236,392	3.62

TOTAL INTEREST EARNING ASSETS	$6,493,759	$226,079	3.43%	$7,479,095	$245,898	3.23%

Allowance for expected credit losses on loans	(109,983)			(95,865)
Non interest earning assets	84,613			96,146

TOTAL ASSETS	$6,468,390			$7,479,376

INTEREST BEARING LIABILITIES
Deposits	$3,176,175	$42,847	1.33%	$3,080,289	$20,131	0.64%
Trading liabilities	22	0	0.00	(25)	0	0.00
Securities sold under repurchase agreement and short-term borrowings and debt	710,021	11,967	1.66	1,448,642	16,530	1.12
Long-term borrowings and debt, net (2)	1,477,788	51,450	3.43	1,874,435	54,028	2.84

TOTAL INTEREST BEARING LIABILITIES	$5,364,007	$106,264	1.95%	$6,403,342	$90,689	1.39%

Non interest bearing liabilities and other liabilities	$82,185			$82,513

TOTAL LIABILITIES	5,446,191			6,485,855

STOCKHOLDERS' EQUITY	1,022,199			993,521

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$6,468,390			$7,479,376

NET INTEREST SPREAD			1.48%			1.84%

NET INTEREST INCOME AND NET INTEREST MARGIN		$119,815	1.85%		$155,209	2.08%

(1)	Gross of the allowance for expected credit losses relating to securities held-to-maturity.
(2)	Net of prepaid commissions.

Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

16

EXHIBIT VII

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(In US$ thousand, except per share amounts and ratios)

	FOR THE YEAR	FOR THE THREE MONTHS ENDED					FOR THE YEAR
	ENDED						ENDED
	DEC 31/17	DEC 31/17	SEP 30/17	JUN 30/17	MAR 31/17	DEC 31/16	DEC 31/16

NET INTEREST INCOME:
Interest income	$226,079	$55,799	$55,050	$56,099	$59,131	$61,450	$245,898
Interest expense	(106,264)	(27,658)	(27,153)	(26,754)	(24,699)	(23,765)	(90,689)

NET INTEREST INCOME	119,815	28,141	27,897	29,345	34,432	37,685	155,209

OTHER INCOME:
Fees and commissions, net	17,514	5,666	3,566	5,013	3,269	4,128	14,306
Derivative financial instruments and foreign currency exchange	(437)	(425)	(616)	473	131	(351)	(486)
(Loss) Gain per financial instrument at fair value through profit or loss	(732)	(26)	3	(649)	(60)	1,208	(2,883)
Gain (Loss) per financial instrument at fair value through OCI	249	170	0	(35)	114	(110)	(356)
Gain on sale of loans	181	68	15	12	86	316	806
Other income	1,723	913	201	255	354	321	1,378

NET OTHER INCOME	18,498	6,366	3,169	5,069	3,894	5,512	12,765

TOTAL INCOME	138,313	34,507	31,066	34,414	38,326	43,197	167,974

Impairment loss from expected credit losses on loans	8,859	(1,122)	362	5,666	3,953	17,574	34,760
(Recovery) Impairment loss from expected credit losses on investment securities	(489)	(99)	75	(11)	(454)	(273)	3
(Recovery) Impairment loss from expected credit losses on loan commitments and financial guarantee contracts	1,069	2,015	215	(1,324)	163	410	352
Operating expenses	46,875	13,114	9,953	12,602	11,206	12,142	45,814

PROFIT FOR THE PERIOD	$81,999	$20,599	$20,461	$17,481	$23,458	$13,344	$87,045

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Basic earnings per share	$2.09	$0.52	$0.52	$0.44	$0.60	$0.34	$2.23

PERFORMANCE RATIOS
Return on average assets	1.27%	1.31%	1.30%	1.08%	1.39%	0.73%	1.16%
Return on average stockholders' equity	8.0%	7.9%	7.9%	6.9%	9.4%	5.3%	8.8%
Net interest margin	1.85%	1.78%	1.76%	1.80%	2.02%	2.05%	2.08%
Net interest spread	1.48%	1.38%	1.37%	1.44%	1.71%	1.79%	1.84%
Efficiency Ratio	33.9%	38.0%	32.0%	36.6%	29.2%	28.1%	27.3%
Operating expenses to total average assets	0.72%	0.83%	0.63%	0.78%	0.66%	0.66%	0.61%

17

EXHIBIT VIII

BUSINESS SEGMENT ANALYSIS

(In US$ thousand)

	FOR THE YEAR ENDED		FOR THE THREE MONTHS ENDED
	DEC 31/17	DEC 31/16	DEC 31/17	SEP 30/17	DEC 31/16

COMMERCIAL BUSINESS SEGMENT:

Net interest income (1)	$120,581	$140,375	$28,933	$28,333	$34,994
Net other income (2)	18,926	16,333	6,516	3,723	4,701
Total income	139,507	156,708	35,449	32,056	39,695
Impairment loss from expected credit losses on loans, loan commitments and financial guarantee contracts	(9,928)	(35,112)	(893)	(577)	(17,984)
Operating expenses (3)	(35,916)	(34,598)	(9,699)	(7,723)	(9,187)

PROFIT FOR THE PERIOD	$93,663	$86,998	$24,857	$23,756	$12,524

Average interest-earning assets (4)	5,498,246	6,421,069	5,454,016	5,389,948	6,314,717
End-of-period interest-earning assets (4)	5,500,673	6,013,482	5,500,673	5,337,353	6,013,482

TREASURY BUSINESS SEGMENT:

Net interest income (1)	$(766)	$14,834	$(792)	$(436)	$2,691
Net other loss (2)	(428)	(3,568)	(150)	(554)	811
Total income (loss)	(1,194)	11,266	(942)	(990)	3,502
Recovery (Impairment) loss from expected credit losses on investment securities	489	(3)	99	(75)	273
Operating expenses (3)	(10,959)	(11,216)	(3,415)	(2,230)	(2,955)

(LOSS) PROFIT FOR THE PERIOD	$(11,664)	$47	$(4,258)	$(3,295)	$820

Average interest-earning assets (5)	995,514	1,058,026	817,182	881,913	995,429
End-of-period interest-earning assets (5)	757,912	1,177,961	757,912	887,149	1,177,961

COMBINED BUSINESS SEGMENT TOTAL:

Net interest income (1)	$119,815	$155,209	$28,141	$27,897	$37,685
Net other income (2)	18,498	12,765	6,366	3,169	5,512
Total income	138,313	167,974	34,507	31,066	43,197
Impairment loss from expected credit losses on loans, loan commitments and financial guarantee contracts	(9,928)	(35,112)	(893)	(577)	(17,984)
Recovery (Impairment) loss from expected credit losses on investment securities	489	(3)	99	(75)	273
Operating expenses (3)	(46,875)	(45,814)	(13,114)	(9,953)	(12,142)

PROFIT FOR THE PERIOD	$81,999	$87,045	$20,599	$20,461	$13,344

Average interest-earning assets	6,493,760	7,479,095	6,271,198	6,271,861	7,310,146
End-of-period interest-earning assets	6,258,585	7,191,443	6,258,585	6,224,502	7,191,443

The Bank’s activities are managed and executed in two business segments, Commercial and Treasury. The business segment results are determined based on the Bank’s managerial accounting process as defined by IFRS 8 - Operating Segments, which assigns consolidated statement of financial positions, revenue and expense items to each business segment on a systematic basis.

(1) Interest income on interest-earning assets, net of allocated cost of funds.

(2) Net other income (loss) by Business Segment consists of the following items: - Commercial Business Segment: net fees and commissions, gain on sale of loans, and net related other income. - Treasury Business Segment: net other income from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at fair value through profit or loss, gain (loss) per financial instruments at fair value through OCI, and net related other income.

(3) Operating Expenses allocation methodology assigns overhead expenses based on resource consumption by business segment. Total operating expenses includes the following line items of the consolidated statements of profit or loss: salaries and other employee expenses, depreciation of equipment and leasehold improvements, amortization of intangible assets, and other expenses.

(4) Includes loans, net of unearned interest and deferred fees.

(5) Includes cash and cash equivalents, financial instruments at fair value through profit or loss, financial instruments at fair value through OCI and securities held-to-maturity, gross of the allowance for expected credit losses.

18

EXHIBIT IX

CREDIT PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	December 31, 2017		September 30, 2017		December 31, 2016		Change in Amount
COUNTRY (*)	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$302	5	$321	6	$325	5	$(19)	$(23)
BELGIUM	11	0	14	0	4	0	(3)	7
BOLIVIA	15	0	10	0	19	0	5	(4)
BRAZIL	1,032	17	1,023	18	1,185	18	9	(153)
CHILE	191	3	214	4	75	1	(23)	116
COLOMBIA	949	16	734	13	762	12	215	187
COSTA RICA	376	6	415	7	403	6	(39)	(27)
DOMINICAN REPUBLIC	250	4	142	2	270	4	108	(20)
ECUADOR	347	6	307	5	319	5	40	28
EL SALVADOR	56	1	79	1	106	2	(23)	(50)
GERMANY	38	1	43	1	50	1	(5)	(12)
GUATEMALA	321	5	238	4	323	5	83	(2)
HONDURAS	75	1	82	1	74	1	(7)	1
JAMAICA	24	0	14	0	7	0	10	17
MEXICO	906	15	943	16	959	15	(37)	(53)
NICARAGUA	30	0	33	1	37	1	(3)	(7)
PANAMA	556	9	533	9	552	8	23	4
PARAGUAY	60	1	58	1	108	2	2	(48)
PERU	229	4	352	6	510	8	(123)	(281)
SINGAPORE	55	1	9	0	70	1	46	(15)
SWITZERLAND	4	0	6	0	47	1	(2)	(43)
TRINIDAD & TOBAGO	184	3	166	3	193	3	18	(9)
UNITED STATES	44	1	23	0	73	1	21	(29)
URUGUAY	18	0	19	0	55	1	(1)	(37)
MULTILATERAL ORGANIZATIONS	0	0	0	0	11	0	0	(11)
OTHER	20	0	16	0	15	0	4	5

TOTAL CREDIT PORTFOLIO (1)	$6,093	100%	$5,794	100%	$6,552	100%	$299	$(459)

UNEARNED INTEREST AND DEFERRED FEES	(5)		(6)		(7)		1	2

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$6,088		$5,788		$6,545		$300	$(457)

(1)	Includes gross loans (or the “Loan Portfolio”), financial instruments at fair value through OCI and securities held-to-maturity, gross of the allowance for expected credit losses, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances.
(*)	Risk in countries outside the Region related to transactions carried out in the Region.

19

EXHIBIT X

COMMERCIAL PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	December 31, 2017		September 30, 2017		December 31, 2016		Change in Amount
COUNTRY (*)	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$302	5	$321	6	$325	5	$(19)	$(23)
BELGIUM	11	0	14	0	4	0	(3)	7
BOLIVIA	15	0	10	0	19	0	5	(4)
BRAZIL	1,019	17	1,015	18	1,164	18	4	(145)
CHILE	186	3	209	4	70	1	(23)	116
COLOMBIA	920	15	705	12	732	11	215	188
COSTA RICA	376	6	415	7	403	6	(39)	(27)
DOMINICAN REPUBLIC	250	4	142	2	270	4	108	(20)
ECUADOR	347	6	307	5	319	5	40	28
EL SALVADOR	56	1	79	1	106	2	(23)	(50)
GERMANY	38	1	43	1	50	1	(5)	(12)
GUATEMALA	321	5	238	4	323	5	83	(2)
HONDURAS	75	1	82	1	74	1	(7)	1
JAMAICA	24	0	14	0	7	0	10	17
MEXICO	886	15	923	16	939	15	(37)	(53)
NICARAGUA	30	0	33	1	37	1	(3)	(7)
PANAMA	538	9	516	9	540	8	22	(2)
PARAGUAY	60	1	58	1	108	2	2	(48)
PERU	229	4	352	6	510	8	(123)	(281)
SINGAPORE	55	1	9	0	70	1	46	(15)
SWITZERLAND	4	0	6	0	47	1	(2)	(43)
TRINIDAD & TOBAGO	175	3	157	3	184	3	18	(9)
UNITED STATES	44	1	23	0	73	1	21	(29)
URUGUAY	18	0	19	0	55	1	(1)	(37)
OTHER	20	0	16	0	15	0	4	5

TOTAL COMMERCIAL PORTFOLIO (1)	$5,999	100%	$5,706	100%	$6,444	100%	$293	$(445)

UNEARNED INTEREST AND DEFERRED FEES	(5)		(6)		(7)		1	2

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$5,994		$5,700		$6,437		$294	$(443)

(1)	Includes gross loans (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances.
(*)	Risk in countries outside the Region related to transactions carried out in the Region.

20

EXHIBIT XI

TREASURY PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	December 31, 2017		September 30, 2017		December 31, 2016		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

BRAZIL	$13	14	$8	9	$21	20	$5	$(8)
CHILE	5	5	5	6	5	5	0	0
COLOMBIA	29	31	29	33	30	27	0	(1)
MEXICO	20	21	20	23	20	19	0	0
PANAMA	18	20	17	19	12	11	1	6
TRINIDAD & TOBAGO	9	9	9	10	9	8	0	0
MULTILATERAL ORGANIZATIONS	0	0	0	0	11	10	0	(11)

TOTAL TREASURY PORTOFOLIO (1)	$94	100%	$88	100%	$108	100%	$6	$(14)

(1)	Includes financial instruments at fair value through OCI and securities held-to-maturity, gross of the allowance for expected credit losses.

21

EXHIBIT XII

CREDIT DISBURSEMENTS

DISTRIBUTION BY COUNTRY

(In US$ million)

	FULL-YEAR		QUARTERLY			Change in Amount
	(A)	(B)	(C)	(D)	(E)
COUNTRY (*)	2017	2016	4Q17	3Q17	4Q16	(A) - (B)	(C) - (D)	(C) - (E)

ARGENTINA	$432	$468	$112	$181	$174	$(36)	$(69)	$(62)
BELGIUM	12	36	2	1	4	(24)	1	(2)
BOLIVIA	17	26	5	10	4	(9)	(5)	1
BRAZIL	954	467	367	219	208	487	148	159
CHILE	479	362	130	45	59	117	85	71
COLOMBIA	1,472	1,062	492	366	321	410	126	171
COSTA RICA	686	714	141	223	202	(28)	(82)	(61)
DOMINICAN REPUBLIC	750	739	209	181	180	11	28	29
ECUADOR	1,334	853	339	334	256	481	5	83
EL SALVADOR	128	148	23	25	49	(20)	(2)	(26)
GERMANY	0	100	0	0	0	(100)	0	0
GUATEMALA	608	680	178	146	148	(72)	32	30
HONDURAS	137	161	28	48	36	(24)	(20)	(8)
JAMAICA	192	110	52	14	7	82	38	45
MEXICO	4,586	2,831	1,210	1,244	965	1,755	(34)	245
NETHERLANDS	16	14	0	0	0	2	0	0
NICARAGUA	71	63	24	6	19	8	18	5
PANAMA	911	920	229	242	270	(9)	(13)	(41)
PARAGUAY	48	98	30	6	10	(50)	24	20
PERU	985	1,186	231	135	294	(201)	96	(63)
SINGAPORE	192	217	57	20	59	(25)	37	(2)
SWITZERLAND	6	129	0	6	27	(123)	(6)	(27)
TRINIDAD & TOBAGO	384	432	52	153	166	(48)	(101)	(114)
UNITED STATES	104	118	26	0	35	(14)	26	(9)
URUGUAY	80	32	3	0	32	48	3	(29)
OTHER	41	31	15	8	6	10	7	9

TOTAL CREDIT DISBURSED (1)	$14,625	$11,997	$3,955	$3,613	$3,531	$2,628	$342	$424

(1)	Includes gross loan portfolio, financial instruments at fair value through OCI and securities held-to-maturity, gross of the allowance for expected credit losses, loan commitments and financial guarantee contracts (including confirmed and stand-by letters of credit, and guarantees covering commercial risk).
(*)	Risk in countries outside the Region related to transactions carried out in the Region.

22

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